SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 11, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 11, 2007, regarding “Sony Ericsson’s third quarter report 2007.”

PRESS RELEASE	October 11, 2007

Continuing strong momentum at Sony Ericsson

Q3 Highlights:

•	Year-on-year volume growth of 31%

•	Continued volume growth driven by profitable lower priced phones

•	Good market reaction to new slider form-factor of W580 Walkman® phone

•	Successful launch of Sony Ericsson P1 smartphone

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the third quarter ended September 30, 2007 is as follows:

	Q3 2006	Q2 2007	Q3 2007
Number of units shipped (million)	19.8	24.9	25.9
Sales (Euro m.)	2,913	3,112	3,108
Gross Margin (%)	31.5%	29.6%	30.7%
Operating Income (Euro m.)	427	315	393
Operating Income (%)	14.6%	10.1%	12.7%
Income before taxes (Euro m.)	433	327	384
Net income (Euro m.)	298	220	267
Average Sales Price (Euro)	147	125	120

Units shipped in the quarter reached approximately 26 million, a 31% increase compared to the same period last year. Sales for the quarter were Euro 3,108 million, representing a year-on-year increase of 7%. Income before taxes for the quarter was Euro 384 million, representing a year-on-year decrease of 11%, which reflects the exceptional third quarter the company experienced in 2006. Net income for the quarter was Euro 267 million. In line with Sony Ericsson expectations, the increase in low- and mid-tier priced phones in the product portfolio in the third quarter resulted in a decline in Average Selling Price (ASP) to Euro 120.

“The quarter has seen Sony Ericsson continue to generate significant year-on-year volume growth with a portfolio of products spread across the widest variety of price points in the company’s history. Low- and mid-tier priced models such as the W200 Walkman® phone and simple ‘talk and text’ range of phones have been key volume drivers during the quarter, while the high-spec P1 smartphone and W580 slider Walkman® phone have been well received and strengthen the portfolio at the higher-end,” said Miles Flint, President of Sony Ericsson. “We are confident that the remainder of the year will see us further capitalize on this new broader portfolio with flag-ship Walkman® phone models such as the W910 and W960 plus the much anticipated 5 mega-pixel Cyber-shot™ K850 camera phone launching in time for the holiday season.”

During the quarter Sony Ericsson strengthened its position in North America and Latin America as well as Western Europe due to well accepted Walkman® and Cyber-shot™ phones. Previously announced activities to further strengthen the overall portfolio such as manufacturing and R&D activities in India, plus an R&D licensing agreement with Sagem continue to progress as planned.

Sony Ericsson forecasts that the 2007 global handset market will be above 1.1 billion units. The company gained around 1% of market share compared with the same period last year and finished the third quarter at over 9%.

As communicated at the beginning of the year, a capital redemption of total Euro 300 million was paid to the parent companies in the quarter.

During the quarter Sony Ericsson announced that the company’s president Miles Flint will step down as of November 1st 2007. Effective 1st November Hideki ‘Dick’ Komiyama, currently Director, Chairman, Sony Electronics Inc., USA, and EVP Electronics Marketing and Sales Strategies, Sony Corporation, Japan, will succeed Miles Flint, who will remain as Executive Advisor to Dick Komiyama until the end of December 2007. Dick Komiyama will be based at Sony Ericsson’s offices in London.

Invoices from Ericsson amounted to Euro 152 million in the quarter, which was offset from the advance payment made by Sony Ericsson to Ericsson in the first quarter of 2007.

WALKMAN® and Cyber-shot™ are trademarks or registered trademarks of Sony Corporation.

EDITOR’S NOTES:

Financial Statements and Additional Information:

Financial Statements:

Consolidated Income Statement

Consolidated Income Statement – Year-to-Date

Consolidated Income Statement – Isolated Quarters

Consolidated Balance Sheet

Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows – Year-to-Date

Consolidated Statement of Cash Flows – Isolated Quarters

Additional Information:

Net Sales by Market Area by Quarter

- ENDS -

Sony Ericsson Mobile Communications was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. The company serves the worldwide communications market with innovative and feature-rich mobile phones, accessories and PC-cards, and it has R&D sites in Europe, Japan, China, India and America. Sony Ericsson is the title sponsor of the Women’s Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information, please visit www.sonyericsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations	Sony Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858	Shinji Tomita (London) +44 207 444 9713
Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180

Press/Media

Sony Ericsson Corporate Communications & PR

Aldo Liguori (London) +44 208 762 5860

Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jul-Sep
EUR million	2007	2006	Change
Net sales	3,108	2,913	7%
Cost of sales	-2,154	-1,995	8%

Gross profit	954	917	4%
Gross margin %	30.7%	31.5%	-1%

Research and development expenses	-280	-225	25%
Selling and administrative expenses	-280	-287	-3%

Operating expenses	-560	-511	9%

Other operating income, net	-1	21	-105%

Operating income	393	427	-8%
Operating margin %	12.7%	14.6%	-2%

Financial income	7	8	-16%
Financial expenses	-16	-1	-

Income after financial items	384	433	-11%

Taxes	-109	-127	-14%
Minority interest	-8	-8	-2%

Net income	267	298	-10%

Number of units shipped (million)	25.9	19.8	31%
ASP (EUR)	120	147	-19%

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Sep
EUR million	2007	2006	Change
Net sales	9,145	7,177	27%
Cost of sales	-6,384	-5,089	25%

Gross profit	2,760	2,088	32%
Gross margin %	30.2%	29.1%	1%

Research and development expenses	-824	-650	27%
Selling and administrative expenses	-885	-719	23%

Operating expenses	-1,709	-1,369	25%

Other operating income, net	2	55	-95%

Operating income	1,055	773	36%
Operating margin %	11.5%	10.8%	1%

Financial income	43	25	73%
Financial expenses	-25	-2	-

Income after financial items	1,073	796	35%

Taxes	-306	-224	36%
Minority interest	-27	-22	24%

Net income	741	550	35%

Number of units shipped (million)	72.6	48.8	49%
ASP (EUR)	126	147	-14%

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2007			2006
EUR million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	3,108	3,112	2,925	3,782	2,913	2,272	1,992
Cost of sales	-2,154	-2,192	-2,039	-2,686	-1,995	-1,625	-1,469

Gross profit	954	921	886	1,096	917	647	524
Gross margin %	30.7%	29.6%	30.3%	29.0%	31.5%	28.5%	26.3%

Research and development expenses	-280	-283	-261	-256	-225	-223	-202
Selling and administrative expenses	-280	-321	-284	-367	-287	-246	-186

Operating expenses	-560	-604	-545	-623	-511	-470	-388

Other operating income, net	-1	-2	5	10	21	26	7

Operating income	393	315	346	484	427	203	143
Operating margin %	12.7%	10.1%	11.8%	12.8%	14.6%	8.9%	7.2%

Financial income	7	18	18	19	8	8	9
Financial expenses	-16	-6	-2	0	-1	0	0

Income after financial items	384	327	362	502	433	211	151

Taxes	-109	-97	-100	-43	-127	-64	-34
Minority interest	-8	-10	-9	-12	-8	-5	-9

Net income	267	220	254	447	298	143	109

Number of units shipped (million)	25.9	24.9	21.8	26.0	19.8	15.7	13.3
ASP (EUR)	120	125	134	146	147	145	149

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Sep 30 2007	Jun 30 2007	Dec 31 2006	Sept 30 2006
ASSETS

Total fixed and financial assets	511	498	469	316

Current assets

Inventories	620	477	437	578
Accounts receivables	1,803	1,831	1,653	1,347
Other assets	544	845	310	249
Other short-term cash investments	954	1,071	1,580	1,098
Cash and bank	804	659	693	763

Total current assets	4,725	4,882	4,673	4,035

Total assets	5,236	5,380	5,141	4,351

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	1,663	1,702	1,781	1,353
Minority interest	70	63	45	37

Total equity	1,733	1,764	1,826	1,391

Total long-term liabilities	22	21	20	17

Accounts payable	1,602	1,371	1,276	1,118
Other current liabilities	1,879	2,224	2,019	1,825

Total current liabilities	3,481	3,595	3,296	2,944

Total shareholders’ equity and liabilities	5,236	5,380	5,141	4,351

Net cash*	1,758	1,729	2,272	1,795

*	Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul-Sep
EUR million	2007	2006
OPERATIONS

Net income	267	298
Adjustments to reconcile net income to cash	32	20

	299	318
Changes in operating net assets	88	-21

Cash flow from operating activities	387	297

INVESTMENTS
Investing activities	-53	-36

Cash flow from investing activities	-53	-36

FINANCING
Financing activities	- 300	- 2

Cash flow from financing activities	-300	-2

Net change in cash	34	259
Cash, beginning of period	1,730	1,595
Translation difference in Cash	-6	7

Cash, end of period	1,758	1,861

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Sep
EUR million	2007	2006
OPERATIONS

Net income	741	550
Adjustments to reconcile net income to cash	90	62

	831	612
Changes in operating net assets	-349	50

Cash flow from operating activities	482	662

INVESTMENTS
Investing activities	-138	-108

Cash flow from investing activities	-138	-108

FINANCING
Financing activities	- 849	-212

Cash flow from financing activities	-849	-212
Net change in cash	-504	342
Cash, beginning of period	2,273	1,537
Translation difference in Cash	-11	-18

Cash, end of period	1,758	1,861

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	Jul-Sep	Apr-Jun	Jan-Mar	Oct - Dec	Jul-Sep	Apr-Jun	Jan-Mar
EUR million	2007	2007	2007	2006	2006	2006	2006
OPERATIONS
Net income	267	220	254	447	298	143	109
Adjustments to reconcile net income to cash	32	30	28	23	20	22	20

	299	250	282	470	318	165	129

Changes in operating net assets	88	16	-454	50	-21	18	53

Cash flow from operating activities	387	266	-172	520	297	183	182

INVESTMENTS
Investing activities	-53	-31	-53	-26	-36	-29	-43

Cash flow from investing activities	-53	-31	-53	-26	-36	-29	-43

FINANCING
Financing activities	- 300	- 548	- 1	- 66	- 2	26	- 236

Cash flow from financing activities	-300	-548	-1	-66	-2	26	-236

Net change in cash	34	-312	-226	428	259	180	-97
Cash, beginning of period	1,730	2,045	2,273	1,861	1,595	1,428	1,537
Translation difference in Cash	-6	-3	-2	-16	7	-13	-12

Cash, end of period	1,758	1,730	2,045	2,273	1,861	1,595	1,428

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million	2007			2006

Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	1,715	1,729	1,598	2,145	1,600	1,090	1,029
Americas	573	499	365	555	417	328	250
Asia	820	885	961	1,082	896	853	713

Total	3,108	3,112	2,925	3,782	2,913	2,272	1,992

____________
* of which Western Europe	1,103	1,102	1,078	1,478	1,115	748	674

	2007			2006
Sequential change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-1%	8%	-26%	34%	47%	6%	-27%
Americas	15%	37%	-34%	33%	27%	31%	-19%
Asia	-7%	-8%	-11%	21%	5%	20%	20%

Total	0%	6%	-23%	30%	28%	14%	-14%

____________
* of which Western Europe	0%	2%	-27%	33%	49%	11%	-35%

	2007			2006
Year over year change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	7%	59%	55%	52%	35%	43%	71%
Americas	37%	52%	46%	79%	77%	53%	53%
Asia	-8%	4%	35%	83%	42%	33%	36%

Total	7%	37%	47%	64%	42%	41%	55%

____________
* of which Western Europe	-1%	47%	60%	45%	33%	42%	84%

	2007			2006
Year to date	0709	0706	0703	0612	0609	0606	0603
Europe, Middle East & Africa *	5,042	3,328	1,598	5,865	3,720	2,120	1,029
Americas	1,436	864	365	1,550	995	578	250
Asia	2,666	1,846	961	3,544	2,462	1,566	713

Total	9,145	6,037	2,925	10,959	7,177	4,264	1,992

____________
* of which Western Europe	3,283	2,179	1,078	4,014	2,537	1,422	674

	2007			2006
YTD year over year change (%)	0709	0706	0703	0612	0609	0606	0603
Europe, Middle East & Africa *	36%	57%	55%	48%	46%	56%	71%
Americas	44%	49%	46%	68%	62%	53%	53%
Asia	8%	18%	35%	48%	37%	35%	36%

Total	27%	42%	47%	51%	45%	47%	55%

____________
* of which Western Europe	29%	53%	60%	46%	46%	59%	84%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 11, 2007